SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________)(1)


                              Cimetrix Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    17185E100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Deborah R. Meshulam, Receiver of
      the Securities and Exchange Commision v. Paul A. Bilzerian, et al.,
              Civil action No. 89-1854 (SSH), Receivership Estate
                           1200 - 19th Street, N.W.
                            Washington, DC  20036
                               (202) 861-6470
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.17185E100                     13D                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Deborah R. Meshulam, Receiver of the Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH), Receivership Estate

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,207,649

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    6,207,649
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    25.81%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                    IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.17185E100                    13D                   Page 3 of 6 Pages

_______________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH), Receivership Estate

_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

N/A

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,207,649

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    6,207,649
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 25.81%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                    OO
_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.17185E100                     13D                   Page 4 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

Common Stock, $0.0001 par value ("Common Stock")
Cimetrix Incorporated (the "Company")
6979 South High Tech Drive, Salt Lake City, Utah  84047-3757

________________________________________________________________________________
Item 2.  Identity and Background.

(a) Deborah R. Meshulam, as Receiver of the Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH), Receivership Estate

(b)     1200 - 19th Street, N.W.
        Washington, DC  20036

(c)     Attorney, Piper Marbury Rudnick & Wolfe LLP
        1200 - 19th Street, N.W.
        Washington, DC  20036

(d) Ms. Meshulam has not been the subject of any of the types of legal proceedings specified in Item 2(d).

(e) Ms. Meshulam has not been the subject of any of the types of legal proceedings specified in Item 2(e).

(f)     United States

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

See response to Item 4.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

The Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854 (SSH) Receivership Estate (the "Receivership Estate") was created pursuant to Section II of the Order Appointing Receiver entered on December 22, 2000 and amended on March 1, 2001 by Judge Stanley S. Harris of the United States District Court for the District of Columbia (the "Court") in connection with the Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854.

Under an Order dated as of June 1, 2001 (the "Order") entered by Judge Royce C. Lamberth of the Court, the Paul A. Bilzerian and Terri L. Steffen 1994 Revocable Trust (the "1994 Trust"), the Paul A. Bilzerian and Terri L. Steffen 1995 Revocable Trust (the "1995 Trust"), Overseas Holding Company ("OHC"), Overseas Holding Limited Partnership ("OHLP"), Bicoastal Holding Company ("Bicoastal"), Loving Spirit Foundation ("Loving Spirit"), Ernest B. Haire, III and Puma
Foundation ("Puma") were directed to deliver all securities issued by the Company and then held by them or for their benefit (the "Securities") to the Court's registry by June 8, 2001, and authorized Deborah R. Meshulam, as the receiver (the "Receiver") of the Receivership Estate, to act as proxy with respect to the Securities commencing on June 2, 2001 at the annual meeting of the shareholders of the Company, pending further order of the Court. A description of the Securities identified to the Receiver as of the date hereof follows.

CUSIP No.17185E100                     13D                   Page 5 of 6 Pages


The 1994 Trust, OHLP, Bicoastal, Ernest B. Haire, III and Puma claim to beneficially own, directly or indirectly, an aggregate of 6,207,142 shares of Common Stock of the Company, of which the 1994 Trust claims to beneficially own 2,315,000 shares, OHLP claims to beneficially own 2,900,000 shares, Bicoastal claims to beneficially own 280,000 shares, Ernest B. Haire, III claims to beneficially own 600,942 shares and Puma claims to beneficially own 111,200 shares.

Bicoastal and Ernest B. Haire III claim to beneficially own, directly or indirectly, warrants to acquire an aggregate of 507 shares of Common Stock of the Company, of which Bicoastal claims to beneficially own warrants to acquire 135 shares and Ernest B. Haire III claims to beneficially own warrants to acquire 372 shares. The terms of the warrants are unclear.

The Securities represent, in the aggregate, approximately 25.81% of the Common Stock of the Company reported as outstanding on May 14, 2001.

Although certificates for the Securities have not been delivered to the Court's registry, the Receiver exercised her authority to act as proxy with respect to such Securities on June 2, 2001 at the annual meeting of the shareholders of the Company.

Upon receipt, the Court's registry will retain possession of the Securities and the Receiver will retain the authority to act as a proxy with respect to such Securities, pending further order of the Court. The Court has not yet issued an order regarding the dispositive power of the Receiver with respect to the Shares.

On the afternoon of June 4, 2001, the Receiver first learned that on May 29, 2001, and without notice to the Receiver, Ms. Terry L. Steffen and OHLP filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Middle District of Florida (the "Bankruptcy Court"). The effect, if any, of these Chapter 11 filings upon the Order and/or the Receivership Estate is expected to be determined in proceedings to be commenced in the Court and/or the Bankruptcy Court. This Schedule 13D will be promptly amended, if necessary, to reflect the outcomes of such proceedings.

The Receiver expressly disclaims direct and indirect beneficial ownership of the Securities with respect to which the Receiver is authorized to act as proxy, and held by or for the benefit of the Receivership Estate in accordance with the Court's Order of June 1, 2001.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a)     See Item 4.

(b)     See Item 4.

(c)     See Item 4.

(d)     See Item 4.

(e)     See Item 4.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Order, dated as of June 1, 2001, entered by Judge Royce C. Lamberth for the United States District Court for the District of Columbia in Securities and Exchange Commission v. Paul A. Bilzerian, et al., Civil Action No. 89-1854.

________________________________________________________________________________

CUSIP No.17185E100                     13D                   Page 6 of 6 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)



                                        ----------------------------------------
                                                       (Name/Title)
                                        Deborah R. Meshulam, as Receiver of the
                                        Securities and Exchange Commission v.
                                        Paul A. Bilzerian, et al., Civil Action
                                        No. 89-1854 (SSH), Receivership Estate



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).